Corporate Headquarters
Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland.
T 353 1 846 9100 F 353 1 846 9150 www.experiangroup.com

RECEIVED
2008 MAR 25 A 5:35

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

14 March 2008




08001419

SUPPL

Dear Sirs,

RE: EXPERIAN GROUP LIMITED – 12g3-2(b) EXEMPTION FILE NUMBER 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter to you dated 10 July 2007, we are not including in this submission a copy of the London Stock Exchange announcements listed in the enclosed Schedule which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Enc.

EXPERIAN GROUP LIMITED

SCHEDULE

15 FEBRUARY 2008 – 14 MARCH 2008
ANNOUNCMENTS / FILINGS

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
14/03/2008		Blocklisting Interim Review
29/02/2008		Total Voting Rights
21/02/2008		Holding(s) in Company
18/02/2008		Response to press comment

JERSEY FINANCIAL SERVICES COMMISSION ("JFSC") FILINGS		
29/02/2008		Annual Return, made up to 1 January 2008. - a paper copy of the Return is enclosed with this letter - a list of shareholders was submitted to the JFSC on compact disc as the Company currently has approximately 47,000 shareholders. If you require a copy of the list of shareholders, please contact Experian Group Limited.



JERSEY FINANCIAL SERVICES COMMISSION

Companies (Jersey) Law 1991

Annual Return of

RECEIVED
2008 MAR 25 A 9:37

Company Name	Experian Group Limited		
Company Number	93905	**Made up to 1st January**	2008

Par Value Company

Par Value Capital		(Currency)	(Amount)			
Class	Number of shares		Par Value of each share	Number of shares issued	Aggregate Par Value of shares issued	Amount paid or credited as paid
Ordinary	1999,999,980	US$	US$0.10	1,023,310,830	US$102,331,083.00	US$102,331,083.00
Deferred	20	US$	US$0.10	20	US$2.00	US$2.00

For paper users details of further share classifications should be submitted on sheet C20A and be attached to this form.

Total amount received, including premiums	£ 851,036,672.31
***Total amount of calls unpaid at 1st January**	
***Number of shares (if any) forfeited**	
***Amount (if any) paid on forfeited shares**	
***Amount realised (if any) on sale of forfeited shares**	

*A "nil" return is not required; complete only if applicable.
All members holding unlimited shares must be disclosed on the annual return.

State whether a **Full** or **abbreviated** list of members is attached	Full

If **abbreviated**, state the number of:

Members who each hold less than 1% in Nominal Value of each class of issued shares	
Shares held by those members	

Receipt No:		**Registry Coding:**	

Annual Return Fee: £150

Company Number	93905	Year	2008

No Par Value Company		
Class	Number of shares Authorised to be issued	Number of shares Issued

For paper users details of further share classification should be submitted on sheet C20B and be attached to this form.

Total amount received	
***Total amount of calls unpaid at 1st January**	
***Number of shares (if any) forfeited**	
***Amount (if any) paid on forfeited shares**	
***Amount realised (if any) on sale of forfeited shares**	

*A "nil" return is not required; complete only if applicable.
All members holding unlimited shares must be disclosed on the annual return.

State whether a **Full** or **abbreviated** list of members is attached	

If abbreviated, state the number of:

Members who each hold less than 1% in number of each class of issued shares	
Shares held by those members	

Guarantor Members			
Surname	Forenames	Address	Maximum amount guaranteed
			Total:

For paper users details of further members should be submitted on sheet C20C and be attached to this form.

All guarantor members must be disclosed on the annual return.

Notes: 1. This Return must be delivered to the Registrars of Companies, P.O. Box 267, Nelson House, David Place, St Helier, Jersey JE4 8TP, not later than the last day of February with payment of the relevant fee. If the Return is delivered after that date, an additional late fee will be required. Cheques are to be made payable to the "**Jersey Financial Services Commission**".

2. Annual Returns cannot be accepted until they meet the requirements of the Companies (Jersey) Law 1991, as amended. If they have to be returned for any reason, the time involved may mean that the correct Annual Return is not delivered on time and a penalty will be incurred.

Company Number	93905	Year	2008

State the details of each member who holds 1% or more in nominal value of each class of issued shares;

Par Value Members				
Surname	Forenames	Address	Class	Number of shares of each class held by Members at date of return
As set out on disc enclosed with this form			Ordinary	1,023,310,830
Ranalow	Stephen Brian	Gannons' Valley, Ballincarrig, Gorey, Co. Wexford, Ireland	Deferred	10
Moore	Geoffrey St. John	21 Ropewalk Place, Ringsend, Dublin 4, Ireland	Deferred	10
				Total:1,023,310,850

For paper users details of further members should be submitted on sheet C20D and be attached to this form.

State the details of each member who holds 1% or more in number of each class of issued shares;

No Par Value Members				
Surname	Forenames	Address	Class	Number of shares of each class held by Members at date of return
				Total:

For paper users details of further members should be submitted on sheet C20E and be attached to this form.

State the details of all members holding unlimited shares;

Unlimited Members				
Surname	Forenames	Address	Class	Number of shares of each class held by Members at date of return
				Total:

For paper users details of further members should be submitted on sheet C20F and be attached to this form.

Company Number 93905 Year 2008

Public Companies and subsidiaries of Public Companies only.

Particulars of Directors

Forenames	PLEASE SEE ATTACHED	Surnames	
Former forenames		Former surnames	
Date of Birth		Date on which appointed	
Address			
Nationality		Business Occupation	

Forenames		Surnames	
Former forenames		Former surnames	
Date of Birth		Date on which appointed	
Address			
Nationality		Business Occupation	

Forenames		Surnames	
Former forenames		Former surnames	
Date of Birth		Date on which appointed	
Address			
Nationality		Business Occupation	

For paper users additional Directors can be disclosed using C20G sheets which should be attached to this form.

I, a Director/Secretary of the Company declare that this document is complete and accurate in all respects.

Signature ~~Director~~/Secretary Date 14 02 2008

Registered Office Address: 22 Grenville Street

Parish: St Helier Postcode: JE4 8PX

Number of additional sheets

Register of Director

For:	**Admin: Experian Group Limited (formerly New Gemini ...)**
Address:	**22 Grenville Street, St Helier, Jersey, JE4 8PX, United Kingdom**
As At:	**1 Jan 2008**

Entity Name	**Fabiola Raquel Arredondo**
Address	135 East 65th Street, 4th Floor, New York, 10021, United States of America
Capacity	Director
Occupation	-
Date of Birth	09 Dec 1966
Date of Appointment	01 Jan 2007
Date Ceased to Act	-

Entity Name	**Paul Timothy Coleman Brooks**
Address	Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland
Capacity	Director
Occupation	Company Director
Date of Birth	05 Oct 1953
Date of Appointment	06 Jul 2006
Date Ceased to Act	-

Entity Name	**Laurence Arnaud Danon**
Address	47 rue du faubourg Saint Honoré, 75401 Paris cedex 08, France
Capacity	Director
Occupation	Chairman & COE
Date of Birth	06 Jan 1956
Date of Appointment	01 Jan 2007
Date Ceased to Act	-

Entity Name	**Roger Davis**
Address	Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland
Capacity	Director
Occupation	Director
Date of Birth	04 Jun 1956
Date of Appointment	01 Jan 2007
Date Ceased to Act	-

Entity Name	**John Peace**
Address	Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland
Capacity	Director
Occupation	Company Director
Date of Birth	02 Mar 1949
Date of Appointment	06 Jul 2006
Date Ceased to Act	-

Entity Name	**Alan Wayne Jebson**
Address	Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland
Capacity	Director
Occupation	DIRECTOR
Date of Birth	24 Sep 1949
Date of Appointment	01 Jan 2007
Date Ceased to Act	-

Entity Name	**David Alan Tyler**
Address	Stephenson House, 75 Hampstead Road, London, NW1 2PL, United Kingdom
Capacity	Director
Occupation	Company Director
Date of Birth	23 Jan 1953
Date of Appointment	06 Jul 2006
Date Ceased to Act	-

Entity Name	**Sean Patrick Fitzpatrick**
Address	Stephen Court, 18-21 St Stephen's Green, Dublin 2, Ireland
Capacity	Director
Occupation	-
Date of Birth	21 Jun 1948
Date of Appointment	01 Apr 2007
Date Ceased to Act	-

Entity Name	**Donald Austin Robert**
Address	Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland
Capacity	Director
Occupation	Company Director
Date of Birth	15 May 1959
Date of Appointment	06 Jul 2006
Date Ceased to Act	-

Entity Name	**Alan Rudge**
Address	Cleeve Road, Leatherhead, Surrey, KT22 7SA, England
Capacity	Director
Occupation	Company Director
Date of Birth	17 Oct 1937
Date of Appointment	06 Sep 2006
Date Ceased to Act	-

END